CEDAR SHOPPING CENTERS, INC.
44 SOUTH BAYLES AVENUE
PORT WASHINGTON, NY 11050-3765

July 28, 2005

Ms. Kelly McCusker, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC 20549

Re:     Cedar Shopping Centers, Inc., File No. O-14510
           Form 10-K for the year ended December 31, 2004
           Form 10-Q for the quarter ended March 31, 2005

Dear Ms. McCusker:

With respect to your letter dated July 21, 2005, the following are the responses of Cedar Shopping Centers, Inc. (the “Company”) to the Commission’s comments:

1. Item 6. Selected Financial Data/Other data, page 27

Comment: Advise us what consideration was given to providing disclosure to show a reconciliation of funds from operations per share to earnings per share. Or alternatively, providing a reconciliation of the denominator used in the calculation of funds from operations per share to the denominator used in the calculation of earnings per share.

Response: The Company believed that the disclosure of the number of shares in the immediately preceding section on page 27, “Selected Financial Data/Ownership interests” was an adequate reconciliation of the number of shares used in the respective calculations of funds from operations per share and earnings per share. In light of the staff’s comment, future filings will contain (i) a cross-reference from “Selected Financial Data/Other data” to the reconciliation of net income to funds from operations contained in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” [on page 35 of Form 10-K], and (ii) the number of shares used in the determination of funds from operations per share on page 35 will be expanded to include a reconciliation of the number of shares used in the determination of funds from operations per share with the number of shares used in the determination of earnings per share.

Ms. Kelly McCusker, Staff Accountant
Securities and Exchange Commission, Division of Corporation Finance
July 28, 2005

2. Consolidated Statements of Operations, page 41

Comment: Tell us how your presentation of interest income in total revenues and interest expense in total expenses complies with Rule 5-03 of Regulation S-X.

Response: The Company (i) planned to expand its interest expense disclosure to include amortization of deferred financing costs, and (ii) has considered the amounts of interest income earned historically to be immaterial. In light of the staff’s comment, future filings will reflect such items in a “non-operating income and expense” section of the Income Statement.

In connection with the above, the Company hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or need any additional information, please contact the undersigned (direct: 516-944-4582). Thank you.

Very truly yours,

/s/ THOMAS J. O’KEEFFE

Thomas J. O’Keeffe
Chief Financial Officer